Nomura Alternative Income Fund

Multiple Class Plan
Pursuant to Rule 18f-3

Introduction

This Multiple Class Plan (the “Plan”) for Nomura Alternative Income Fund (the “Fund”) has been prepared to provide the Board of Trustees of the Fund (the “Board”) with an overview of the proposed multiple class structure. The Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

In an order dated April 18, 2023, the U.S. Securities and Exchange Commission (the “SEC”) granted exemptive relief (the “Exemptive Order”) permitting the Fund to issue multiple classes of shares with sales loads and/or asset-based distribution and/or service fees and contingent deferred sales loads (“CDSCs”). Although not directly subject to Rule 18f-3 under the 1940 Act, as a condition to reliance on the Exemptive Order, the Fund must comply with the provisions of Rule 18f-3 as if they applied to the Fund.

The Fund has established three classes of Shares known as Class I Shares, Class A Shares and Class D Shares. Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without approval of holders of Shares of any class.

I. Class Specifications

1.       Class I Shares

Class I Shares are offered by the Fund at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. Class I Shares are not subject to a distribution or services plan. Class I Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

2. Class A Shares

 Class A Shares are offered by the Fund at net asset value per Share, subject to a sales charge of up to 5.75% of the subscription amount, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. In addition, Class A shares are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Class A Shares. Holders of Class A Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to Class A Shares. Class A Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

3.       Class D Shares

Class D shares are offered by the Fund at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class D shares are offered by the Fund and are offered without imposition of a front-end sales charge. In addition, Class D shares are subject to an annual distribution and/or service fee in accordance with the then-effective plan (the “Distribution Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Class D Shares. Holders of Class D Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to Class D Shares. Class D Shares shall be entitled to the distribution and shareholder service set forth from time to time in the Fund’s prospectus.

4.       Additional Class of Shares

The Board of Trustees of the Trust have the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 under the 1940 Act and the terms of the Exemptive Order.

II.       Expense Allocations

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective unit classes. Fund expenses will be allocated to the respective unit classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board.

III. Voting

Each Class shall have exclusive voting rights on any matter that relates solely to its Distribution Plan. In addition, each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

Adopted: December 5, 2022